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VF 826-04 αCR

UNITED STATES
████████ GE COMMISSION
20549

04016634

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2004
WASH. DC 155

| SEC FILE NUMBER |
|---|
| 8 – 050915 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING    JULY 1, 2003    AND ENDING    JUNE 30, 2004

                                  MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     WOLF A. POPPER, INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     386 PARK AVENUE SOUTH

**PROCESSED**

                                  (No. And Street)

     NEW YORK,                 NY      SEP 07 2004    10016

        (City)                          (State)        THOMSON FINANCIAL     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     WOLF A. POPPER                                        (212) 532-0100

                                                        (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP            ATTN: CHRISTIAN TIRIOLO, CPA

                        (Name - *if individual state last, first, middle name*)

| 60 EAST 42ND STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, _____ WOLF A. POPPER _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ WOLF A. POPPER, INC. _____ , as of

_____ JUNE 30, 2004 _____ , are true and correct.  I further swear  (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).



# WOLF A. POPPER, INC.

## STATEMENT OF FINANCIAL CONDITION

### JUNE 30, 2004

# FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

## INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
  Wolf A. Popper, Inc.:

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. (the "Company") as of June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolf A. Popper, Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

*Fulvio + Associates, L.L.P.*

New York, New York
August 12, 2004

WOLF A. POPPER, INC.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2004
(continued)

## A S S E T S

| | |
|---|---:|
| Cash and cash equivalents | $ 63,526 |
| Cash – For the exclusive benefit of customers | 501 |
| Securities owned, at market value | 3,164 |
| 12b-1 fees and consulting fees receivable | 13,145 |
| Other assets | 3,534 |
| **TOTAL ASSETS** | **$ 83,870** |

## LIABILITIES AND SHAREHOLDER'S CAPITAL

| | |
|---|---:|
| Accrued liabilities | $ 5,555 |
| Payroll taxes payable | 2,800 |
| **TOTAL LIABILITIES** | **8,355** |
| Shareholder's Equity | |
| Common stock, no par value, 200 shares issued and outstanding | 20,000 |
| Additional paid-in capital | 500 |
| Retained earnings | 55,015 |
| Total Shareholder's Equity | 75,515 |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | **$ 83,870** |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wolf A. Popper, Inc (the "Company") was organized in the State of New York on February 5, 1998. The Company is registered as a limited broker-dealer in mutual funds, limited partnerships and variable annuities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company also provides consulting services for individuals seeking various professional advisements.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade-date basis.

The Company accounts for income taxes under SFAS No. 109, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

## NOTE 2 – SECURITIES OWNED, AT MARKET VALUE

The amount shown on the statement of financial condition as securities owned, at market value consists of the following at June 30, 2004:

| | |
|---|---|
| Putnam International Equity Class A | $ 1,809 |
| Amidex35TM Israel Mutual Fund Class N | 1,355 |
| Total | $ 3,164 |

## NOTE 3 – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, as defined.  At June 30, 2004, the Company had net capital of $ 57,685, which was $ 52,685 in excess of its requirement.

## NOTE 4 – 12B-1 FEES AND CONSULTING FEES RECEIVABLE

The amount shown on the statement of financial condition as 12b-1 fess and consulting services receivable consists of the following at June 30, 2004:

| | |
|---|---|
| 12b-1 fees receivable | $ 6,625 |
| Consulting fees receivable | 6,520 |
| Total | $ 13,145 |

WOLF A. POPPER, INC.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2004
(continued)


NOTE 5 – LEASE COMMITTMENT

The Company leases its premises under a lease expiring June 30, 2005. Future approximate minimum annual rental expense for the fiscal year ended June 30 is:

2005          $ 19,800

The lease contains rent escalation provision based on increased real estate taxes and other operating expenses.


NOTE 6 – INCOME TAXES

A provision for income taxes in the amount of $434 has been accrued in the financial statements to estimate the income taxes incurred for the fiscal year ending June 30, 2004. The Company will utilize its net operating loss carry forwards that were incurred in prior years, minimizing its outlay of cash. A full valuation allowance was established in the prior year due to the uncertainty of the usage of the net operating loss carry forwards.

There were no material timing differences that existed for the fiscal year ending June 30, 2004.